Exhibit 12

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

Six Months Ended June 30, 2016
(millions of dollars)
Earnings, as defined:
Net income	$16
Income tax benefit	(12)
Fixed charges included in the determination of net income, as below	166
Amortization of capitalized interest	3
Distributed income of equity method investees	—
Less: Equity in earnings (loss) of equity method investees	(19)
Total earnings, as defined	$192

Fixed charges, as defined:
Interest expense	$162
Rental interest factor	4
Fixed charges included in the determination of net income	166
Capitalized interest	—
Total fixed charges, as defined	$166

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	1.16
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.